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Filed pursuant to Rules 424(b)(3) and 424(c)
Registration No. 333-100940

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 21, 2003)

DIGITAL ANGEL CORPORATION

22,348,720 Shares

Common Stock

        This document supplements the prospectus dated January 21, 2003 relating to the resale by the selling stockholders of 22,348,720 shares of our common stock. This prospectus supplement should be read in conjunction with the prospectus dated January 21, 2003 included in our registration statement filed with the Securities and Exchange Commission on January 21, 2003 and of which this prospectus supplement is an integral part.

        Effective April 1, 2003, Applied Digital Solutions, our majority stockholder, entered into a Forbearance Agreement with IBM Credit Corporation with respect to certain events of default occurring with respect to Applied Digital Solutions' credit agreement with IBM Credit Corporation. Under the terms of the Forbearance Agreement, Applied Digital Solutions acquired the right to purchase all of its outstanding debt obligations to IBM Credit Corporation, totaling approximately $99.0 million (including accrued interest), if Applied Digital Solutions paid IBM Credit Corporation $30.0 million in cash by June 30, 2003. As of June 30, 2003, Applied Digital Solutions made cash payments to IBM Credit Corporation totaling $30.0 million and has satisfied in full its debt obligations to IBM Credit Corporation.

        Funding for the $30.0 million payment to IBM Credit Corporation included $10.0 million in net proceeds from the issuance of Applied Digital Solutions 8.5% Convertible Exchangeable Debentures. The debentures are convertible into shares of Applied Digital Solutions common stock or exchangeable for shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at the purchasers' option. Applied Digital Solutions owns 19,600,000 shares, or approximately 73.0%, of our issued and outstanding common stock as of June 30, 2003. The debentures are convertible or exchangeable at any time at the option of the purchasers. The exchange price for our common stock subject to purchase pursuant to the debentures is $2.20 per share as to the first 50.0% of the original principal amount of the debentures and $4.25 per share as to the remaining 50.0% of the original principal amount, subject to anti-dilution provisions.

        The debentures require that Applied Digital Solutions pay interest to each debenture holder at the rate of 8.5% per annum. Interest payments by Applied Digital Solutions may be made in either cash, shares of our common stock owned by Applied Digital Solutions or a combination thereof, at Applied Digital Solutions' option, subject to certain restrictions. The interest conversion rate for our common stock is calculated based upon 90.0% of the average of the lowest 10 of the 20 volume-weighted average stock prices immediately prior to the applicable interest payment date, subject to a late payment adjustment. Principal redemption payments of $0.4 million are due monthly beginning November 1, 2003. The principal redemption payments may be made in cash, Applied Digital Solutions common stock or our common stock owned by Applied Digital Solutions, at Applied Digital Solutions' option, subject to certain limitations regarding the average market value and trading volume of our common stock.

        Applied Digital Solutions has also granted to the debenture holders warrants to acquire approximately 5.35 million shares of Applied Digital Solutions common stock or 0.95 million shares of our common stock owned by Applied Digital Solutions, or a combination of shares from both companies, at each purchaser's option. The exercise price with respect to our common stock issuable pursuant to the warrants is $3.178 per share. The warrants are subject to anti-dilution provisions, vest immediately and are exercisable through June 30, 2007.

        Notwithstanding the foregoing, the debenture holders may not exchange debentures, receive shares of our common stock as payment of interest under the debentures, or exercise warrants to purchase shares of our common stock to the extent such exchange, receipt of such interest payment or exercise of such warrants would result in the debenture holder, together with all of the debenture holder's affiliates, beneficially owning in excess of 4.99% of the then issued and outstanding shares of our common stock. This restriction may be waived at any time by any debenture holder upon 60 days prior notice to Applied Digital Solutions.

        As collateral for the debentures and pursuant to the terms of a pledge and security agreement, Applied Digital Solutions has granted to the debenture holders a security interest in up to 15,000,000 shares of our common stock currently owned by Applied Digital Solutions.

        In light of the satisfaction by Applied Digital Solutions of its outstanding debt obligations to IBM Credit Corporation, the risks arising out of the substantial indebtedness of Applied Digital Solutions to IBM Credit Corporation no longer exist. However, you should carefully consider the information contained in this prospectus supplement before deciding to purchase any shares of our common stock.

PROSPECTUS SUMMARY

  Business

        We were incorporated in Delaware on December 1, 1981 as "Medical Advisory Systems, Inc." to provide medical assistance and technical products and services. On March 27, 2002, we completed a merger pursuant to which Digital Angel Acquisition Co., then a wholly-owned subsidiary of Medical Advisory Systems, merged with and into Digital Angel Corporation, which was then a 93.0%-owned subsidiary of Applied Digital Solutions, Inc. In the merger, the corporate existence of Digital Angel Acquisition ceased, Digital Angel Corporation became a wholly-owned subsidiary of Medical Advisory Systems and was renamed "Digital Angel Technology Corporation," and Medical Advisory Systems was renamed "Digital Angel Corporation." In connection with the merger transaction, Applied Digital Solutions contributed to Medical Advisory Systems all of its stock in Timely Technology Corp., a wholly-owned subsidiary, and Signature Industries, Limited, an 85.0%-owned subsidiary. These two subsidiaries, along with the former Digital Angel Corporation, comprised Applied Digital Solutions' Advanced Wireless Group. As a result of this contribution by Applied Digital Solutions, Timely Technology became a wholly-owned subsidiary, and Signature Industries became an 85.0%-owned subsidiary, of Digital Angel Corporation. Before the merger with Digital Angel Corporation, Applied Digital Solutions owned 850,000 shares of Medical Advisory Systems' common stock, representing approximately 16.3% of the outstanding common stock of Medical Advisory Systems. In the merger, the shares of Digital Angel Technology Corporation owned by Applied Digital Solutions were converted into a total of 18,750,000 shares of Medical Advisory Systems common stock. The merger was treated as a reverse acquisition for accounting purposes, with the Advanced Wireless Group treated as the accounting acquirer. Accordingly, the historical combined financial statements of the Advanced Wireless Group became those of Digital Angel Corporation, and the acquisition of Medical Advisory Systems was accounted for under the purchase method of accounting.

        As a result of the merger, Applied Digital Solutions owned 19,600,000 shares (or 77.15%) of Digital Angel Corporation's common stock. Further, at the time of the merger, Applied Digital Solutions transferred to the Digital Angel Share Trust, a newly created Delaware business trust, all shares of Digital Angel Corporation's common stock beneficially owned by Applied Digital Solutions. Following the merger, the Digital Angel Share Trust was the owner of and, through its Advisory Board, voted all of the 19,600,000 shares of Digital Angel Corporation held in the Digital Angel Share Trust and had the ability to elect the Board of Directors of Digital Angel Corporation. The Digital Angel Share Trust was formed as a condition of the merger. Pursuant to the trust agreement, in the event of a default of certain obligations of Applied Digital Solutions, the shares owned by the Digital Angel Share Trust could be sold or otherwise disposed of to satisfy such obligations. On March 7, 2003, IBM Credit Corporation notified Applied Digital Solutions that an event of default had occurred and IBM Credit Corporation would immediately exercise any and/or all of its rights and remedies. Effective April 1, 2003, Applied Digital Solutions entered into a Forbearance Agreement with IBM Credit Corporation. Under the terms of the Forbearance Agreement, Applied Digital Solutions acquired the right to purchase all of its outstanding debt obligations to IBM Credit Corporation, totaling approximately $99.0 million (including accrued interest), if Applied Digital Solutions paid IBM Credit Corporation $30.0 million in cash by June 30, 2003. As of June 30, 2003, Applied Digital Solutions has made cash payments to IBM Credit Corporation totaling $30.0 million and has satisfied in full its debt obligations to IBM Credit Corporation.

        Funding for the $30.0 million payment to IBM Credit Corporation included $10.0 million in net proceeds from the issuance of Applied Digital Solutions 8.5% Convertible Exchangeable Debentures. The debentures are convertible into shares of Applied Digital Solutions common stock or exchangeable for shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at the purchasers' option.

        The debentures require that Applied Digital Solutions pay interest to each debenture holder at the rate of 8.5% per annum. Interest payments may be made in either cash or in shares of our common stock owned by Applied Digital Solutions, or a combination thereof at Applied Digital Solutions' option, subject to certain restrictions. The principal redemption payments may be made in cash, Applied Digital Solutions common stock or our common stock owned by Applied Digital Solutions at Applied Digital Solutions' option, subject to certain limitations regarding the average market value and trading volume of our common stock.

        Applied Digital Solutions has also granted to the debenture holders warrants to acquire approximately 5.35 million shares of Applied Digital Solutions common stock or 0.95 million shares of our common stock owned by Applied Digital Solutions, or a combination of shares from both companies, at each purchaser's option.

        Notwithstanding the foregoing, the debenture holders may not exchange debentures, receive shares of our common stock as payment of interest under the debentures, or exercise warrants to purchase shares of our common stock to the extent such exchange, receipt of such interest payment or exercise of such warrants would result in the debenture holder, together with all of the debenture holder's affiliates, beneficially owning in excess of 4.99% of the then issued and outstanding shares of our common stock. This restriction may be waived at any time by any debenture holder upon 60 days prior notice to Applied Digital Solutions.

        As collateral for the debentures and pursuant to the terms of a pledge and security agreement, Applied Digital Solutions has granted to the debenture purchasers a security interest in up to 15,000,000 shares of our common stock currently owned by Applied Digital Solutions.

        Following the merger, the scope of our business was expanded to include the development and commercialization of proprietary technologies used to identify, locate and monitor people, animals and objects. Our business is presently organized into four segments: Animal Applications, Wireless and Monitoring, GPS and Radio Communications, and Medical Systems. We are a Delaware corporation located at 490 Villaume Avenue, South St. Paul, MN 55075. Our telephone number is 651-455-1621.

RISK FACTORS

        In light of the satisfaction by Applied Digital Solutions of its outstanding debt obligations to IBM Credit Corporation, the risks arising out of the substantial indebtedness of Applied Digital Solutions to IBM Credit Corporation no longer exist. The following constitutes a complete restatement of the risk factors associated with an investment in shares of our common stock. You should carefully consider the following risk factors and other information contained in the prospectus and this prospectus supplement before deciding to purchase any shares of our common stock.

Our majority stockholder, Applied Digital Solutions, owns 73.0% of our common stock, is able to completely control the board of directors and may support actions that conflict with the interests of the other stockholders.

        Applied Digital Solutions is the beneficial owner of 73.0% of our common stock, and it controls us with respect to all matters upon which our stockholders may vote, including the selection of the Board of Directors, mergers, acquisitions and other significant corporate transactions. There can be no assurance as to how Applied Digital Solutions will exercise control over us. Applied Digital Solutions may support actions that are contrary to or conflict with the interests of the other stockholders.

Sales of our common stock acquired upon an event of default by Applied Digital Solutions under its 8.5% Convertible Exchangeable Debentures may cause a reduction in the market value of our common stock.

        15,000,000 shares of the 19,600,000 shares of our common stock owned by Applied Digital Solutions have been pledged as collateral in connection with the issuance of Applied Digital Solutions 8.5% Convertible Exchangeable Debentures. If an event of default occurs under the debentures, including, but not limited to, the failure by Applied Digital Solutions to make any required payment to the debenture holders when such payment is due, the debenture holders may exercise their right to foreclose on all or a portion of the shares of our common stock held as a collateral for the payment of these obligations.

        Foreclosure by one or more of the debenture holders on the shares of our common stock pledged as collateral in connection with the issuance of the debentures could result in the transfer of a significant number of shares of our common stock to one or more persons. There can be no assurance that any shares transferred to any debenture holder upon foreclosure will be held for any period of time by such debenture holder following such foreclosure. Following foreclosure, debenture holders may elect to sell our shares in private transactions or in the public market. In the event our shares are sold by the debenture holders, we will have little or no control over such sales. We can give no assurance as to how these shares of our common stock will be sold, who will purchase such shares or the number of shares that will be sold at any given time. The sale of a significant number of shares of our common stock in a single transaction or in a series of transactions over a short period of time could result in a significant decline in the market value of our common stock and could result in a material default under our Credit and Security Agreement with Wells Fargo as described below.

The terms of our credit facility subject us to the risk of foreclosure on substantially all of our assets.

        Effective October 30, 2002, we entered into a Credit and Security Agreement with Wells Fargo Business Credit, Inc. Our credit facility provides for borrowings up to 80.0% of eligible receivables as defined in, and up to a maximum of $5,000,000 under the terms of the Credit and Security Agreement. The credit facility calls for interest at Well Fargo's prime rate plus three percent and requires that the total amount of interest paid per year must be at least $120,000. The credit facility expires on October 30, 2005, at which time the entire outstanding balance of the credit facility becomes due and payable. Amounts borrowed under the credit facility are secured by a first priority lien on substantially all of our assets, including accounts receivable, patents and other intellectual property relating to the Digital Angel™ product. As of March 31, 2003, we had $926,000 available to borrow under our credit facility.

        The credit facility contains certain financial covenants, including a monthly minimum book net worth and monthly minimum earnings before taxes, and it limits our capital expenditures during 2002 and 2003. Any breach of the financial covenants by us will constitute an event of default under the Credit and Security Agreement. In addition, any change of control of Digital Angel Corporation will be an event of default under the Credit and Security Agreement. As defined in the Credit and Security Agreement, a change of control includes the future acquisition by any person or group of persons of more than 25.0% of the voting power of all classes of our common stock or the time at which our current President and Chief Executive Officer ceases to actively manage Digital Angel Corporation's day-to-day business activities. As of March 31, 2003, we were out of compliance with the minimum book net worth and monthly minimum earnings before taxes covenants. As a result, Wells Fargo has exercised its right to charge interest at the default rate, which was 10.5% as of March 31, 2003. We have obtained a waiver of these covenant violations from Wells Fargo. However, there can be no assurance that we will continue to comply with the remaining financial covenants of our Credit and Security Agreement, that our existing event of default can be cured, that events of default will not occur in the future or that we can continue to obtain waivers of future events of default. As of June 30, 2003, we were out of compliance with the minimum book net worth and monthly minimum earnings before taxes covenants. Wells Fargo has been notified of our noncompliance. There can be no assurance that our existing event of default can be cured or that Wells Fargo will not exercise any or all of its rights and remedies, as defined in the Credit and Security Agreement.

        We may not have sufficient funds to repay the outstanding balance on the credit facility upon its maturity. Accordingly, we may be required to obtain the funds necessary to repay the credit facility either through refinancing the credit facility, the issuance of additional equity or debt securities or the sale of assets. There can be no assurance that, if needed, we can obtain such refinancing on favorable economic terms or at all, issue equity or debt securities, or sell assets under terms that are acceptable to us or at all. If we are unable to obtain funds to repay this indebtedness, we may be forced to dispose of assets or take other actions on disadvantageous terms, which could result in losses to Digital Angel Corporation and have a material adverse effect on our financial condition. For these reasons, there can be no assurance that we will be able to repay the credit facility upon its maturity.

        15,000,000 shares of the 19,600,000 shares of our common stock owned by Applied Digital Solutions have been pledged as collateral in connection with the issuance of Applied Digital Solutions 8.5% Convertible Exchangeable Debentures. If an event of default occurs under the debentures, including, but not limited to, the failure of Applied Digital Solutions to make any required payment to the debenture holders when such payment is due, the debenture holders may exercise their right to foreclose on all or a portion of the shares of our common stock held as a collateral for the payment of these obligations. If any foreclosure results in another person or group of persons owning, in the aggregate, 25.0% or more of our common stock, such sales will be deemed to constitute an event of default under our Credit and Security Agreement with Wells Fargo.

        The occurrence of any of the foregoing or any other events of default under the Credit and Security Agreement would subject us to the risk of foreclosure by Wells Fargo on substantially all of our assets to the extent necessary to repay any amounts due under the credit facility, including, but not limited to, principal, interest, penalties or other costs and expenses incurred. Any such default and resulting foreclosure could have a material adverse effect on our financial condition.

Historical losses and negative cash flows from operations raise doubt about our ability to continue as a going concern.

        We have suffered losses and have not generated positive cash flows from operations. This raises substantial doubt about our ability to continue as a going concern. The audit report of Eisner LLP for the year ended December 31, 2002 for our financial statements and the audit reports of PricewaterhouseCoopers LLP for each of the years ended December 31, 2001 and 2000 for the Advanced Wireless Group financial statements, which became our historical financial statements in the merger, contained an explanatory paragraph expressing doubt about the Advanced Wireless Group's ability to continue as a going concern. We believe that we will need to obtain approximately $3.0 million to $5.0 million in financing to meet our capital requirements for the next 12 months. Management is currently exploring capital sources in addition to its credit facility, which together should meet our capital requirements. We cannot assure you that we will be able to obtain $3.0 million to $5.0 million in financing or under terms that are favorable to us. Our failure to obtain sufficient financing under favorable terms on a timely basis could have a material adverse effect on our financial condition, results of operations and business.

Our earnings will decline if we write off additional goodwill and other intangible assets.

        As of March 31, 2003, we had recorded goodwill of $47.5 million. On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and certain intangibles no longer be amortized but instead tested for impairment at least annually by applying a fair value based test. During the first quarter of 2002, we completed the transitional goodwill impairment test required by SFAS No. 142 and recorded no impairment of our goodwill. During the fourth quarter of 2002, we performed the annual impairment test for goodwill using a fair value based approach, primarily discounted cash flows. An evaluation of the Wireless and Monitoring and Medical Systems reporting units indicated that $31.5 million and $25.9 million of goodwill, respectively, was impaired. Accordingly, we recorded an impairment charge of $57.4 million in the fourth quarter of 2002. Factors contributing to the impairment charge were a longer than anticipated timeframe in developing the new Digital Angel™ technology for the Wireless and Monitoring reporting unit and a change in business focus for the Medical Systems reporting unit. We will assess the fair value of our goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of our goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that significant impairment has occurred, we would be required to write off the impaired portion of goodwill. Impairment charges could have a material adverse effect on our financial condition and results of operations.

The exercise of options and warrants outstanding and available for issuance may adversely affect the market price of our common stock.

        As of March 31, 2003, we had options and warrants outstanding to purchase a total of 8,643,000 shares of common stock at exercise prices ranging from $0.05 to $10.50 per share, with a weighted average exercise price of $1.63. In addition, as of March 31, 2003, we had 2,545,000 additional shares of common stock which may be issued in the future under our stock option plans. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon such exercise may adversely affect the market price of our common stock.

We may continue to incur losses.

        We incurred net losses of $92.4 million, $17.4 million and $3.9 million in the years ended December 31, 2002, 2001 and 2000, respectively. Although we had $110,000 of net income for the quarter ended March 31, 2003, no assurance can be given that we will continue to be profitable or that we can increase our profitability. Profitability depends on many factors, including the success of marketing programs, the maintenance and reduction of expenses, and the ability to coordinate successfully the operations of our business units. If we fail to achieve and maintain sufficient profitability within the time frame expected by investors, the market price of our common stock may be adversely affected.

The Digital Angel Systems segment is in the initial stage of operations and may encounter unforeseen difficulties that could negatively impact our business.

        The Digital Angel Systems segment develops and markets advanced technology to gather location and local sensory data and to communicate that data to an operations center. This segment is developing our Digital Angel™ product. The Digital Angel Systems segment is in the initial stage of operations. As a result, it has minimal operating history upon which to base an evaluation of its current business and future prospects. The first Digital Angel™ product was introduced in November 2001 and this segment has generated no significant revenue. Moreover, this segment does not currently have any contracts in place that will provide any significant revenue. Because of this segment's lack of an operating history, management has limited insight into trends that may emerge and could materially adversely affect its business. Prospective investors should consider the risks and difficulties the Digital Angel Systems segment may encounter in its new and rapidly evolving market, especially given the segment's lack of operating history. These risks include our ability to:

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  develop and market the Digital Angel™ product by integrating and miniaturizing new technologies into marketable products and services;

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  build a customer base;

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  generate revenues;

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  compete successfully in a highly competitive market;

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  access sufficient capital to support growth;

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  recruit and retain qualified employees;

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  introduce new products and services; and

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  build technology and support systems.

        Each of these risks could lead to unforeseen expenses or losses, which could have a material adverse effect on our financial condition and results of operations.

Infringement by third parties on our intellectual property and development of substantially equivalent proprietary technology by our competitors could negatively impact our business.

        Our success depends significantly on our ability to maintain patent and trade secret protection, to obtain future patents and licenses, and to operate without infringing on the proprietary rights of third parties. There can be no assurance that the measures we have taken to protect our intellectual property, including those relating to our Digital Angel™ technology, will prevent misappropriation or circumvention of our intellectual property. In addition, there can be no assurance that any patent application, when filed, will result in an issued patent, or that our existing patents, or any patents that may be issued in the future, will provide us with significant protection against competitors. Moreover, there can be no assurance that any patents issued to, or licensed by, us will not be infringed upon or circumvented by others. Moreover, litigation to establish the validity of patents, to assert infringement claims against others, and to defend against patent infringement claims can be expensive and time-consuming, even if the outcome is in our favor. We also rely to a lesser extent on unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary information, techniques or processes or that we can meaningfully protect our rights to such unpatented proprietary technology. Infringement on our intellectual property or the development of substantially equivalent technology by our competitors could have a material adverse effect on our business.

Domestic and foreign government regulation and other factors could impair our ability to develop and sell our products in certain markets.

        The electronic animal identification market can be negatively affected by such factors as food safety concerns, consumer perceptions regarding cost and efficacy, international technology standards, national infrastructures, and slaughterhouse removal of microchips.

        We are also subject to federal, state and local regulation in the United States, including regulation by the United States Food and Drug Administration (FDA), United States Federal Communications Commission (FCC) and United States Department of Agriculture (USDA) and other countries, and we cannot predict the extent to which we may be affected by future legislative and regulatory developments concerning our products and markets. We are required to obtain regulatory approval before marketing most of our products. The regulatory approval process can be very time consuming and costly and there is no assurance that we will receive the regulatory approvals necessary to sell our products. Regulatory authorities also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any such regulatory action, including the failure to obtain such approval could prevent us from selling, or materially impair our ability to sell our products in certain markets and could negatively impact our business.

We rely heavily on sales to government contractors of our animal identification products and any decline in the demand by these customers for our products could negatively impact our business.

        Many of the principal customers for electronic identification devices for fish are government contractors that rely on funding from the United States government. Since these contractors rely heavily on government funds, any decline in the availability of such funds could result in a decreased demand by these contractors for our products. Any decrease in demand by such customers could have a material adverse affect on our financial condition and results of operations, and result in a decline in the market value of our common stock.

We depend on a single production arrangement for our animal identification products, and the loss of or any significant reduction in the production could have an adverse effect on our business.

        We rely solely on a production arrangement with Raytheon Corporation for the assembly of our patented syringe-injectable microchips that are used in all of our implantable electronic identification products. Raytheon utilizes our proprietary technology and our equipment in the production of our syringe-injectable microchips. The termination, or any significant reduction, by Raytheon of the assembly of our microchips or a material increase in the price charged by Raytheon for the assembly of our microchips could have an adverse effect on our financial condition and results of operations. In addition, Raytheon may not be able to produce sufficient quantities of the microchips to meet any significant increased demand for our products or to meet any such demand on a timely basis. Any inability or unwillingness of Raytheon to meet our demand for microchips would require us to utilize an alterative production arrangement and remove our automated assembly production machinery from the Raytheon facility. Moreover, if Raytheon terminates our production arrangement, we cannot ensure that the assembly of our microchips from another source would be on comparable or acceptable terms. The failure to make such an alternative production arrangement could have an adverse effect on our business.

We depend on principal customers.

        For the three-month period ended March 31, 2003, five customers—Schering Plough Inc., US Army Corps of Engineers, Biomark, Inc., Pacific States Marine and United States Department of Energy—accounted for 39.2% of our consolidated revenues. For the year ended December 31, 2002, these same customers, with the exception of the Department of Energy, and one other customer, accounted for 30.4% of our consolidated revenue. In addition, the GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. The loss of, or a significant reduction in, orders from these or our other major customers could have a material adverse effect on our financial condition and results of operations. No individual customer accounted for 10.0% or more of our revenues in the three-month period ended March 31, 2003.

We compete with other companies in the visual and electronic identification market and the products sold by our competitors could become more popular than our products or render our products obsolete.

        The market for visual and electronic identification for companion animals and livestock is highly competitive. We believe that our principal competitors in the visual identification market for livestock are AllFlex USA and Y-Tex Corporation, and our principal competitors in the electronic identification market that have developed permanent electronic identification devices for the companion animal market are AllFlex USA, Datamars SA and Avid Plc. Neither Datamars nor Avid has been granted a U.S. license to use our implantable technology.

        In addition, other companies could enter this line of business in the future. Certain of our competitors have substantially greater financial and other resources than us. We may not be able to compete successfully with these competitors and these competitors may develop or market technologies and products that are more widely accepted than ours or that would render our products obsolete or noncompetitive. Our principal competitor in this area is Wherify Wireless, Inc. We are not aware of any other competitors currently marketing products that compete with the Digital Angel™ product. However, we are aware of several potential competitors that have expressed an interest in similar technologies. We are unaware of any actual sales of a competing product. If such competitors enter the market and compete with the Digital Angel™ product, such competition could have a material adverse effect on our business.

We are subject to certain risks as a result of our foreign operations.

        We maintain international operations, which subjects us to certain risks that are inherent in international operations, including the risk that:

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  we will have difficulty enforcing agreements and collecting receivables through certain foreign legal systems;

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  foreign customers may have longer payment cycles than customers in the United States;

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  tax rates in certain foreign countries may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

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  general economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries;

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  the difficulties associated with managing a large organization spread throughout various countries may adversely affect our business in those countries; and

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  required compliance with a variety of foreign laws and regulations may prove onerous and adversely affect our operations abroad.

        As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks. These and other factors may have a material adverse effect on our international operations or our business as a whole.

Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.

        We generate a portion of our sales and incur a portion of our expenses in currencies other than U.S. dollars. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results.

The Digital Angel™ product is not proven and we may not be able to develop products from this unproven technology.

        The Digital Angel Systems segment depends on the development, integration, miniaturization and marketing of several advanced technologies that have not previously been integrated or used as anticipated by this segment. The Digital Angel Systems segment depends upon advanced technology including: wireless communication, biosensors, motion determination and global positioning system capability. Many of these technologies are unproven or relatively new. These technologies have not been previously integrated or miniaturized into a commercial product. No assurance can be given as to when or if the Digital Angel™ product will be successfully marketed. Our ability to develop and commercialize products based on our proprietary technology will depend on our ability to develop our products internally on a timely basis or to enter into arrangements with third parties to provide these functions. Our failure to develop and commercialize products successfully could have a material adverse effect on our financial condition and results of operations.

BUSINESS

Overview

        We were incorporated in Delaware on December 1, 1981 as Medical Advisory Systems to provide medical assistance and technical products and services. On March 27, 2002, we completed a merger pursuant to which Digital Angel Acquisition, then a wholly-owned subsidiary of Medical Advisory Systems, merged with and into Digital Angel Corporation, which was then a 93.0%-owned subsidiary of Applied Digital Solutions. In the merger, the corporate existence of Digital Angel Acquisition ceased, the former Digital Angel Corporation became a wholly-owned subsidiary of Medical Advisory Systems and was renamed "Digital Angel Technology Corporation," and Medical Advisory Systems was renamed "Digital Angel Corporation." In connection with the merger transaction, Applied Digital Solutions contributed to Medical Advisory Systems all of its stock in Timely Technology, a wholly-owned subsidiary, and Signature Industries, an 85.0%-owned subsidiary. These two subsidiaries, along with Digital Angel Corporation, comprised Applied Digital Solutions' Advanced Wireless Group. As a result of this contribution, Timely Technology became our wholly-owned subsidiary, and Signature Industries became our 85.0%-owned subsidiary. Before the merger, Applied Digital Solutions owned 850,000 shares of Medical Advisory Systems common stock, representing approximately 16.3% of the outstanding common stock of Medical Advisory Systems. In the merger, the shares of Digital Angel Technology Corporation owned by Applied Digital Solutions were converted into a total of 18,750,000 shares of Medical Advisory Systems common stock. As a result of the merger, Applied Digital Solutions owned 19,600,000 shares (or 77.15%) of Digital Angel Corporation's common stock. At the time of the merger, Applied Digital Solutions transferred to the Digital Angel Share Trust, a newly created Delaware business trust, all shares of our common stock beneficially owned by Applied Digital Solutions. Following the merger, the Digital Angel Share Trust was the owner of and, through its advisory board, voted 19,600,000 shares of Digital Angel Corporation and had the ability to elect the Board of Directors of Digital Angel Corporation. The Digital Angel Share Trust was created as a condition of the merger.

        On March 7, 2003, IBM Credit Corporation notified Applied Digital Solutions that an event of default had occurred under the IBM credit agreement and that IBM Credit Corporation would immediately exercise any and all of its rights and obligations under the IBM credit agreement. Effective April 1, 2003, Applied Digital Solutions entered into a Forbearance Agreement with IBM Credit Corporation. Under the terms of the Forbearance Agreement, Applied Digital Solutions acquired the right to purchase all of its outstanding debt obligations to IBM Credit Corporation, totaling approximately $99.0 million (including accrued interest), if Applied Digital Solutions paid IBM Credit Corporation $30.0 million in cash by June 30, 2003. As of June 30, 2003, Applied Digital Solutions has made cash payments to IBM Credit Corporation totaling $30.0 million and has satisfied in full its debt obligations to IBM Credit Corporation.

        Funding for the $30.0 million payment to IBM Credit Corporation included $10.0 million in net proceeds from the issuance of Applied Digital Solutions 8.5% Convertible Exchangeable Debentures. The debentures are convertible into shares of Applied Digital Solutions common stock or exchangeable for shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at the purchasers' option. Applied Digital Solutions owns 19,600,000 shares, or approximately 73.0%, of our issued and outstanding common stock as of June 30, 2003. The debentures are convertible or exchangeable at any time at the option of the purchasers. The exchange price for our common stock subject to purchase pursuant to the debentures is $2.20 per share as to the first 50.0% of the original principal amount of the debentures and $4.25 per share as to the remaining 50.0% of the original principal amount, subject to anti-dilution provisions.

        The debentures provide for the payment of interest by Applied Digital Solutions at the rate of 8.5% per annum. Interest payments may be made in either cash or in shares of our common stock owned by Applied Digital Solutions, or a combination thereof at Applied Digital Solutions' option, subject to certain restrictions. The interest conversion rate for our common stock is calculated based upon 90.0% of the average of the lowest 10 of the 20 volume-weighted average stock prices immediately prior to the applicable interest payment date, subject to a late payment adjustment. Principal redemption payments of $0.4 million are due monthly beginning November 1, 2003. The principal redemption payments may be made in cash, Applied Digital Solutions common stock or our common stock owned by Applied Digital Solutions, at Applied Digital Solutions' option, subject to certain limitations regarding the average market value and trading volume of our common stock. The conversion prices are based upon the lesser of (a) 90.0% of the lowest 10 of the 20 volume-weighted average stock prices prior to the redemption date, and (b) the set prices as defined in the Agreement. The set prices are based upon the market prices of Applied Digital Solutions common stock and our common stock on the date of the transaction.

        Applied Digital Solutions has also granted to the debenture holders warrants to acquire approximately 5.35 million shares of Applied Digital Solutions common stock or 0.95 million shares of our common stock owned by Applied Digital Solutions, or a combination of shares from both companies, at each purchaser's option. The exercise price with respect to our common stock issuable pursuant to the warrants is $3.178 per share. The warrants are subject to anti-dilution provisions, vest immediately and are exercisable through June 30, 2007.

        Notwithstanding the foregoing, the debenture holders may not exchange debentures, receive shares of our common stock as payment of interest under the debentures, or exercise warrants to purchase shares of our common stock to the extent such exchange, receipt of such interest payment or exercise of such warrants would result in the debenture holder, together with all of the debenture holder's affiliates, beneficially owning in excess of 4.99% of the then issued and outstanding shares of our common stock. This restriction may be waived at any time by any debenture holder upon 60 days prior notice to Applied Digital Solutions.

        As collateral for the debentures and pursuant to the terms of a pledge and security agreement, Applied Digital Solutions has granted to the purchasers a security interest in up to 15,000,000 shares of our common stock it currently owns.

        Following the merger, the scope of our business was expanded to include the development and commercialization of proprietary technologies used to identify, locate and monitor people, animals and objects. Our business is presently organized into four segments: Animal Applications, Wireless and Monitoring, GPS and Radio Communications, and Medical Systems. We are located at 490 Villaume Avenue, South St. Paul, MN 55075. Our telephone number is 651-455-1621.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

Changes in Control

        On March 27, 2002, we completed a merger that resulted in our acquisition of Digital Angel Technology Corporation (formerly Digital Angel Corporation), Timely Technology and an 85.0% interest in Signature Industries from Applied Digital Solutions. The merger agreement required that the stock of these three companies and the assets of Digital Angel Technology Corporation, all of which were pledged by Applied Digital Solutions as security for its indebtedness to IBM Credit Corporation, be delivered to us at the closing of the merger free and clear of all liens, security interests and mortgages. As part of a major restructuring of its lending relationship with Applied Digital Solutions and as one of the conditions to releasing its security interest in the stock of these transferred companies and the assets of Digital Angel Technology Corporation, IBM Credit Corporation required Applied Digital Solutions to transfer all of the shares of our common stock owned by Applied Digital Solutions to the Digital Angel Share Trust.

        Following the merger, the Digital Angel Share Trust owned 19,600,000 shares of Digital Angel Corporation common stock. Pursuant to the trust agreement, the Digital Angel Share Trust was entitled to:

  •
  receive all dividends paid on our common stock held by it, if any;

  •
  vote the shares of our common stock held by it; and

  •
  sell or otherwise dispose of the shares of our common stock held by it, pursuant to the terms of the Trust Agreement.

        Under the trust agreement, for as long as Applied Digital Solutions remained indebted to IBM Credit Corporation under the IBM credit agreement, the Digital Angel Share Trust, acting through its advisory board, was entitled to exercise voting power over all shares of our common stock held in the Digital Angel Share Trust. If amounts owed to IBM Credit Corporation by Applied Digital Solutions were not paid when due, or if Applied Digital Solutions was otherwise in default under the credit agreement and its obligations were accelerated, IBM Credit Corporation had the right to require shares of Digital Angel Corporation's common stock held in the Digital Angel Share Trust to be sold to provide funds to satisfy the obligations of Applied Digital Solutions to IBM Credit Corporation. On March 7, 2003, IBM Credit Corporation notified Applied Digital Solutions that an event of default had occurred under the IBM credit agreement and that IBM Credit Corporation would immediately exercise any and all of its rights and obligations under the IBM credit agreement. Effective April 1, 2003, Applied Digital Solutions entered into a Forbearance Agreement with IBM Credit Corporation. Under the terms of the Forbearance Agreement, Applied Digital Solutions acquired the right to purchase all of its outstanding debt obligations to IBM Credit Corporation, totaling approximately $99.0 million (including accrued interest), if Applied Digital Solutions paid IBM Credit Corporation $30.0 million in cash by June 30, 2003. As of June 30, 2003, Applied Digital Solutions has made cash payments to IBM Credit Corporation totaling $30.0 million and has satisfied in full its debt obligations to IBM Credit Corporation.

        Funding for the $30.0 million payment to IBM Credit Corporation included $10.0 million in net proceeds from the issuance of Applied Digital Solutions 8.5% Convertible Exchangeable Debentures. The debentures are convertible into shares of Applied Digital Solutions common stock or exchangeable for shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at the purchasers' option. Applied Digital Solutions owns 19,600,000 shares, or approximately 73.0%, of our issued and outstanding common stock as of June 30, 2003.

        The debentures require Applied Digital Solutions to pay interest to each debenture holder at the rate of 8.5% per annum. Interest payments may be made in either cash or in shares of our common stock owned by Applied Digital Solutions, or a combination thereof at Applied Digital Solutions' option, subject to certain restrictions. Principal redemption payments of $0.4 million are due monthly beginning November 1, 2003. The principal redemption payments may be made in cash, Applied Digital Solutions common stock or our common stock owned by Applied Digital Solutions at Applied Digital Solutions' option, subject to certain limitations regarding the average market value and trading volume of our common stock.

        Applied Digital Solutions has also granted to the debenture holders warrants to acquire approximately 5.35 million shares of Applied Digital Solutions common stock or 0.95 million shares of our common stock owned by Applied Digital Solutions, or a combination of shares from both companies, at each purchaser's option. The exercise price with respect to our common stock issuable pursuant to the warrants is $3.178 per share. The warrants are subject to anti-dilution provisions, vest immediately and are exercisable through June 30, 2007.

        Notwithstanding the foregoing, the debenture holders may not exchange debentures, receive shares of our common stock as payment of interest under the debentures, or exercise warrants to purchase shares of our common stock to the extent such exchange, receipt of such interest payment or exercise of such warrants would result in the debenture holder, together with all of the debenture holder's affiliates, beneficially owning in excess of 4.99% of the then issued and outstanding shares of our common stock. This restriction may be waived at any time by any debenture holder upon 60 days prior notice to Applied Digital Solutions.

        As collateral for the debentures and pursuant to the terms of a pledge and security agreement, Applied Digital Solutions has granted to the purchasers a security interest in up to 15,000,000 shares of our common stock currently owned by Applied Digital Solutions.

SELLING STOCKHOLDERS

        The following table provides certain information regarding the selling stockholders' beneficial ownership of our common stock prior to and after the offering. Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission, and generally includes voting or investment power with respect to securities.

Selling Stockholder	Number of Shares Owned Prior to the Offering		Number of Shares Being Offered For Sale	Number of Shares Owed After the Offering	Percentage of Class
Richard J Sullivan(1)	937,500		937,500	0	0%
Garrett A. Sullivan	468,750		468,750	0	0%
Evan McKeown(2)	30,469		30,469	0	0%
IBM Credit Corporation	1,163,906	(3)	1,163,906	0	0%
Applied Digital Solutions, Inc.	19,600,000		19,600,000	0	0%
Mpact Communications, Inc.	38,095		38,095	0	0%
Brett Thaxton	60,000		60,000	0	0%
Redington, Inc.	50,000	(4)	50,000	0	0%

(1)
Mr. Sullivan is Chairman of our board of directors.

(2)
Mr. McKeown is Vice President and Chief Financial Officer of Applied Digital Solutions, our affiliate.

(3)
Represents a warrant to purchase 1,163,906 shares of our common stock at $1.067 per share, which is exercisable for five years beginning April 5, 2002.

(4)
Represents a warrant to purchase 50,000 shares at $3.60 per share, which is exercisable for five years beginning June 27, 2002.

The date of this prospectus supplement is July 28, 2003.

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PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED JANUARY 21, 2003) DIGITAL ANGEL CORPORATION 22,348,720 Shares Common Stock
PROSPECTUS SUMMARY
RISK FACTORS
BUSINESS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SELLING STOCKHOLDERS